UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Grocery Outlet Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39874R101

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

specificity

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39874R101

1.	Name of Reporting Person Eric J. Lindberg, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 1,332,614
	6.	Shared Voting Power 3,373,640
	7.	Sole Dispositive Power 1,332,614
	8.	Shared Dispositive Power 3,373,640

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,706,254
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)

The calculation of the foregoing percentage is based on 90,343,172 shares of common stock of the Issuer, par value $0.001 (the “Common Stock”), outstanding as of December 31, 2019, consisting of 89,010,558 shares of Common Stock outstanding on such date as reported by the Issuer plus 1,332,614 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person that were exercisable within 60 days following December 31, 2019.

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Grocery Outlet Holding Corp.

(b)	Address of Issuer’s Principal Executive Offices:

5650 Hollis Street

Emeryville, CA 94608

Item 2.

(a)	Name of Person Filing:

Eric J. Lindberg, Jr. (the “Reporting Person”)

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for Eric J. Lindberg, Jr is:

c/o Grocery Outlet Holding Corp.

5650 Hollis Street

Emeryville, CA 94608

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share.

(e)	CUSIP Number:

39874R101

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2019, the Reporting Person beneficially owned 4,706,254 shares of Common Stock, consisting of 1,332,614 shares issuable upon the exercise of options exercisable within 60 days following December 31, 2019 directly held by the Reporting Person, 460 shares directly held by the Reporting Person’s spouse, 460 shares directly held by the Reporting Person’s child, 2,376,670 shares directly held by the Lindberg Revocable Trust u/a/d 2/14/06, of which the Reporting Person is a Trustee, 701,500 shares directly held by the Lindberg Irrevocable Trust u/a/d 5/12/17, of which the Reporting Person is a Trustee and 294,550 shares directly held by The Tuckernuck Limited Partnership, of which The Read Family 2014 Irrevocable Trust, f/b/o Brady Read and The Read Family 2014 Irrevocable Trust, f/b/o Charlotte Read are the general partners. The Reporting Person is a Trustee of each of the general partners of The Tuckernuck Limited Partnership.

(b)	Percent of class:

As of December 31, 2019, the Reporting Persons beneficially owned 5.2% of the Common Stock outstanding. The calculation of the foregoing percentage is based on 90,343,172 shares of Common Stock outstanding as of December 31, 2019, consisting of 89,010,558 shares of Common Stock outstanding on such date as reported by the Issuer plus 1,332,614 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person that were exercisable within 60 days following December 31, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 14, 2020

By:	/s/ Eric J. Lindberg, Jr
Name:	Eric J. Lindberg, Jr